Exhibit 99.2

EFUTURE INFORMATION TECHNOLOGY INC.		CONTROL ID:
REQUEST ID:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS for the Annual Meeting of Shareholders
	DATE:	December 31, 2015
	TIME:	10 A.M.
	LOCATION:	A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China

HOW TO REQUEST PAPER COPIES OF OUR MATERIALS

PHONE: Call toll free 1-866-752-8683	FAX: Send this card to 202-521-3464	INTERNET: https://www.iproxydirect.com/EFUT and follow the on-screen instructions.	EMAIL: proxy@iproxydirect.com. Include your Control ID in your email.

This communication represents a notice to access a more complete set of proxy materials available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement is available at: https://www.iproxydirect.com/EFUT

If you want to receive a paper copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request, as instructed above, before December 15, 2015.

you may enter your voting instructions at https://www.iproxydirect.com/EFUT until 11:59 pm eastern time December 30, 2015

The purposes of this meeting are as follows:

1.		To elect THREE (3) Class I directors to serve until the annual meeting of shareholders in 2018 or until their successors are duly elected and qualified.

2.		To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

3.		To approve the change of our company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” and to make such changes to our memorandum and articles of association as may be necessary to reflect the change of name.

4.		To approve the increase of the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) and to make such changes to our memorandum and articles of association as may be necessary to reflect the increase of the share capital.

5.		To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

Pursuant to new Securities and Exchange Commission rules, you are receiving this Notice that the proxy materials for the Annual meeting are available on the Internet. Follow the instructions above to view the materials and vote or request printed copies.

The board of directors has fixed the close of business on November 19, 2015 as the record date for the determination of shareholders entitled to receive notice of the Annual Meeting and to vote the shares of our ordinary shares, par value $.00756 per share, they held on that date at the meeting or any postponement or adjournment of the meeting.

The Board of Directors recommends that you vote ‘for’ all proposals above.

Please note – This is not a Proxy Card - you cannot vote by returning this card

EFUTURE INFORMATION TECHNOLOGY INC. SHAREHOLDER SERVICES 500 Perimeter Park Drive Suite D Morrisville NC 27560	FIRST-CLASS MAIL US POSTAGE PAID CARY NC PERMIT # 869

Time Sensitive shareholder information enclosed

IMPORTANT SHAREHOLDER INFORMATION

your vote is important